Contact

www.linkedin.com/in/
matthewpaulmoore (LinkedIn)
www.facebook.com/
matthewpaulmoore (Other)
www.matthewpaulmoore.com
(Blog)

Top Skills

Large Language Models (LLM)

Artificial Intelligence (AI)

Entrepreneurship

Publications

ClearGrasp: 3D Shape Estimation of
Transparent Objects for Manipulation

Patents

Method and apparatus for
scheduling jobs on a network

Method and Apparatus for In-
Application Deals

System and method for representing
user processes as software
packages in a software package
management system

Matthew Moore

• Ex-Google, Ex-Samsung
Mountain View, California, United States

Summary

My goal is to make a dent in the universe. I'm a technical product
leader, AI Engineer, & advisor.

I'm currently extremely obsessed with AI/ML, LLMs, computer vision,
and building & coaching product development teams.

Experience

Freelance
LLM Product Development Advisor
July 2023 - Present (1 year 11 months)

Developing and deploying production AI agents, code generation, web
crawling, browser use, knowledge graphs, voice & telephony integration, RAG,
and more.

Sous Chef Studio, Inc.
Co-Owner
July 2022 - Present (2 years 11 months)
Mountain View, California, United States

Sous Chef Studio is developing a countertop, robotic chef. https://
wefunder.com/souschefstudio

PEF Community
Member
November 2024 - Present (7 months)

Fellowship of the Nerds
Managing Fellow
October 2016 - October 2024 (8 years 1 month)
Palo Alto, CA

Machine learning engineers meet computer vision engineers meet mechanical
engineers meet electrical engineers meet industrial designers meet embedded
engineers, etc.

Graphlan
Interim CEO
July 2023 - September 2024 (1 year 3 months)
Mountain View, California, United States

LLM-based product development for the professional network / personal CRM space.

Synthesis AI
Head of Product
May 2019 - June 2023 (4 years 2 months)
San Francisco Bay Area

Synthesis AI is pioneering synthetic data technology to build more capable AI. 10MM's training images created by customers, used in ML models deployed on billions of devices.

SmartThings
Product & Engineering Stuff
April 2016 - April 2019 (3 years 1 month)
Mountain View, CA

Google Home & Alexa integrations, Samsung TV integration, Multi-Family and AirBnB/Hotel product lines.

Achillé Inc.
Founder
April 2015 - April 2019 (4 years 1 month)
Mountain View, CA

Synthetic data platform for computer vision. Acquired by Synthesis AI.

Context Travel
Advisor
December 2015 - February 2018 (2 years 3 months)
Mountain View, CA

Growth & funding.

ThriveSmart, Inc.
Co-Founder
June 2007 - December 2017 (10 years 7 months)
San Francisco, CA

Helping the Fortune 100 (and some others) with software strategy & development.

Silicon Valley Robotics
Advisor
February 2016 - February 2017 (1 year 1 month)
Mountain View, CA

Revenue generation

reddit Inc
Advisor, Revenue
April 2015 - June 2015 (3 months)
San Francisco

Helped reddit think through how to monetize, and what ad products should look like. Wrote the initial framework for their supply side platform in Go, and using DynamoDB.

AdRoll
Director of Product Management
June 2014 - March 2015 (10 months)

Helping my teams with mobile (app installs & re-engagement), real time bidding (Erlang & DynamoDB), machine learning (blended SDCA & LBFGS), data pipeline (S3, Kinesis, Columnar SQL), and dynamic creative optimization (HTML5 & Flash).

CrowdMob Inc.
3 years 9 months

Co-Founder & CEO
August 2013 - May 2014 (10 months)
San Francisco, CA

Acquiring high-LTV users for mobile publishers. Backed by Andreessen Horowitz, Crosslink Capital, Matt Ocko & Zachary Bogue, Eduardo Saverin, and more.

Co-Founder & CTO
September 2010 - August 2013 (3 years)
San Francisco, CA

Acquiring high-LTV users for mobile publishers. Backed by Andreessen Horowitz, Crosslink Capital, Matt Ocko & Zachary Bogue, Eduardo Saverin, and more.

Google, Inc
Sales Engineer
July 2005 - June 2007 (2 years)

Sales Engineer in the AdSense, WebSearch, Local, and Google Checkout products helping form strategic partnerships with F500 companies. Also made the iGoogle clock, with over 12mm installs :P

IBM
Extreme Blue Intern
June 2004 - August 2004 (3 months)

Helped develop an autonomic grid management and deployment system at the IBM/Lotus Advanced Technology group in Cambridge, MA. The Extreme Blue program is IBM's premier internship program for top-notch students pursuing software development and MBA degrees.

Pogo Linux, Inc
Co-Founder
June 1999 - June 2001 (2 years 1 month)

Helped bootstrap the company, doing a little bit of everything – all while I was in highschool. The company is still going strong today, and providing companies great linux servers.

___

Education

University of California, San Diego
BS, Computer Science & Engineering · (2001 - 2005)

Gunn High School
 · (1997 - 2001)